

September 28, 2009

Mr. G. Kregg Lunsford
Executive Vice President and Chief Financial Officer
Cal Dive International, Inc.
2500 City West Boulevard, Suite 2200
Houston, Texas 77042

> **Re:** **Cal Dive International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 23, 2009**
> **File No. 001-33206**

Dear Mr. Lunsford:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements

Note 10 – Commitments and Contingencies, page 59

1.   We note your disclosure indicating that you are disputing the $23 million tax assessment that you received from the Mexican tax authority related to fiscal year 2001; and we understand that you may have taken a similar tax position during subsequent years. Tell us the extent of any loss that you have accrued for this matter in your financial statements, the periods in which those amounts were recognized, and your estimate of the range of reasonably possible additional loss, following the guidance in FIN 14 and paragraphs 8 to 10 of SFAS 5. Please

quantify your exposure separately for all subsequent years that remain subject to audit by the tax authority, assuming they prevail in their position on your 2001 tax. Please explain why you have not disclosed this information.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Craig Arakawa at (202) 551-2650 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief